UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

FOR THE MONTH OF OCTOBER, 2012

COMMISSION FILE NUMBER: 000-52416

CHINA TOPREACH INC.
(Translation of registrant’s name into English)

6th Floor, San Shan Tower No. 59 Dongjie Street Fuzhou City, China 350001
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒Form 20-F	☐Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
☐

China TopReach, Inc. (the “Company”) has discussed with its independent registered public accounting firm and determined that pursuant to ASC 470-10-45, related party loans that are repayable on demand should be classified as current liabilities instead of long-term obligations in its financial statements. As a result of making this determination, the Company intends to reclassify related party loans that are repayable on demand as current liabilities in its financial statements in all future periods.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TOPREACH INC.
(Registrant)

By:	/s/ Zhi Chen
Name:	Zhi Chen
Title:	Chief Executive Officer

Date: October 12, 2012